SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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	February 12, 2021	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÀO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Reinvent Technology Partners Y

Draft Registration Statement on Form S-1

Submitted December 14, 2020

CIK No. 0001828108

Ladies and Gentlemen:

This letter sets forth the response of Reinvent Technology Partners Y (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission provided orally on January 6, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

A summary of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each comment immediately below such comment.

The Company has revised the Registration Statement in response to the Staff’s comment. The Company is concurrently publicly filing the Registration Statement with this letter.

U.S. Securities and Exchange Commission

February 12, 2021

Draft Registration Statement on Form S-1

1.	Staff’s Comment: Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to reduce the prospectus cover page to one page.

2.

Staff’s Comment: Please describe your plans to reflect other special purpose acquisition companies and the roles of each of the officers and directors of other special purpose acquisition companies in the Registration Statement, including any potential conflicts of interest or other impact to Reinvent Technology Partners Y’s ability to identify and consummate an initial business combination.

Response: The Company has revised the Registration Statement to provide additional disclosure regarding the fact that its directors and officers may participate in other special purpose acquisition companies, which may result in conflicts of interest but that the Company does not believe that the fiduciary duties or contractual obligations of its directors or officers will materially affect the Company’s ability to identify and pursue business combination opportunities or complete its initial business combination. Please refer to pages 10, 11, 39, 40, 71, 104, 127, 128 and 139 of the Registration Statement.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Reinvent Technology Partners X

David Cohen

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt

cc:	Ropes & Gray LLP

Paul D. Tropp and Michael S. Pilo